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Exhibit (A)(2)

March 13, 2003

Dear Shareholder:

I am pleased to inform you that today, Kinko's Washington, Inc. (the "Purchaser") a wholly-owned subsidiary of Kinko's, Inc. ("Kinko's") has commenced a tender offer to purchase all the outstanding shares of ImageX's common stock for $0.512 per share, net to the seller in cash. The tender offer is conditioned upon, among other things, at least a majority of ImageX's shares outstanding, on a fully diluted basis, being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of ImageX's common stock not purchased in the tender offer (other than those shares for which dissenters' rights are validly exercised under Washington law) will be converted into the right to receive $0.512 per share in cash.

ImageX's board of directors has (i) determined that the terms of the Purchaser's tender offer and the related merger are fair to, advisable to and in the best interests of ImageX and its shareholders, (ii) approved the Merger Agreement and the transactions provided for therein and (iii) recommends that you accept the Purchaser's offer by tendering all of your shares. In arriving at its recommendation, the board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of its financial advisor, Brueggeman and Johnson, P.C. ("Brueggeman and Johnson"), to the effect that the consideration to be received by shareholders pursuant to the tender offer was fair, from a financial point of view, to shareholders, as of the date of that opinion. A discussion of Brueggeman and Johnson's financial analysis can be found in our enclosed Schedule 14D-9.

Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely yours,

Richard P. Begert President and Chief Executive Officer

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  Exhibit (A)(2)